Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business/Financial Editors:
    CHC to Release Fiscal 2007 First Quarter Results Sept. 13

    VANCOUVER, Sept. 7 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
 and FLY.B; NYSE: FLI) will release its first quarter financial results for fiscal 2007 Wednesday September 13, 2007 after market close.
    The CHC Helicopter Corporation First Quarter Conference Call and Webcast
will take place Thursday September 14 at 10:30 a.m. EDT. The financial results and conference call will be available through CHC's website at
http://www.chc.ca/ and through CNW at http://www.cnxmarketlink.com.
    To listen to the conference call by phone, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North
America. To hear a replay of the conference call, dial 416-640-1917, or toll-free 1-877-289-8525 and enter pass code 21202367 followed by the number sign.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

    If you wish to be added to the Company's news distribution list, please visit http://www.chc.ca/investor_materialrequest.php

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Acting Chief Financial Officer,
(604) 279-2471; Chris Flanagan, Director of Communications, (604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 08:00e 07-SEP-06